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May 6, 2010

VIA EDGAR

Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
Special Counsel
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Worlds.com Inc. (the “Company”)

Gentlemen:

On April 20, 2010 the Company filed a Preliminary Proxy Statement (the “Proxy”).  By letter dated April 30, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Proxy (the “Letter”).  We are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.	The Proxy has been amended to supply the identified information.

2.
As discussed with Michael F. Johnson, Esq. of the Staff, the Proxy has been revised to specify that the shareholder authorization to proceed will expire on the date of the Company’s next Annual Meeting.

3.
The Proxy has been revised in accordance with the comment to bifurcate the authorization of the increased common stock and the addition of preferred stock into two separate items with disclosure in each item of management’s reasons for approving the proposal.

4.	The identified disclosure has been revised to make an unambiguous statement about the Company’s plans.

5.
The Proxy has been revised to (i) present the addition of preferred stock as a separate item, (ii) clarify that the Company currently has not authorized preferred stock, (iii) state whether the Company has any plans to issue such preferred shares and (iv) describe the potential adverse impact authorizing blank check preferred stock can have on the common stock holders.

6.	A table has been added to the Proxy to supply the requested disclosure.

7.
The Proxy has been revised in accordance with the comment to bifurcate the authorization to change domicile from the proposals to increase common stock and to add preferred stock following such change of domicile (if approved) into three separate items (one item for the change of domicile, one item to then increase the common stock and one item to then add preferred stock) with disclosure in each item of management’s reasons for approving the proposals.

8.	The Proxy has been revised to state that there are no material differences between the Company’s existing charter documents and the Company’s charter documents following the change of domicile.

9.	The Proxy has been revised to clarify that the identified disclosure is materially complete.

The Company is aware and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

                                                                                                         /s/ Irving Rothstein

Irving Rothstein